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                                  June 19, 1998


Outlook Sports Technology, Inc.
4400 North Federal Highway, Suite 410
Boca Raton, FL  33431

Attention: Jim Dodrill, President

Gentlemen:

         As we discussed, I am pleased to inform you that, if nominated, I would be happy and willing to serve as a Director for Outlook Sports Technology, Inc. I am ready to begin serving in such position as soon as needed.

         I understand the need for, and consent to disclosure of my name, biography and agreement to serve on the Board in your soon to be filed Registration Statement, Prospectus and in any ancillary documentation relating to Outlook's initial public offering. I have prepared a biography for you which is being sent to you with this letter.

         Please contact me with any questions. I look forward to serving on the Board of Directors with you.

                                   Sincerely,



                                 /s/ Dan Snider
                                 -----------------------
                                   Dan Snider